Exhibit 99.1

Niu Technologies Provides Fourth Quarter and Full Year 2025 Sales Volume Update

BEIJING, China, January 05, 2026 – Niu Technologies (“NIU” or the “Company”) (NASDAQ: NIU), the world’s leading provider of smart urban mobility solutions, today provided its sales volume results for the fourth quarter and full year 2025.

	4Q 2025	4Q 2024	FY2025	FY2024
China Market	158,782	182,333	1,112,021	759,094
International Markets	19,920	44,301	85,957	165,246
Total	178,702	226,634	1,197,978	924,340

In the fourth quarter of 2025, NIU sold 178,702 units, including e-motorcycles, e-mopeds, e-bicycles, kick-scooters and e-bikes. Sales in the China market and international markets were 158,782 and 19,920 units, respectively.

During the fourth quarter, China’s smart urban mobility sector experienced seasonal weakness. This, combined with front-loaded demand ahead of new electric bicycle national standards in the third quarter and a higher prior-year comparative base, resulted to a 13% year-on-year decline in total unit sales. Despite these headwinds, our FX “Windstorm” e-motorcycle, launched in late September, resonated strongly with Gen Z riders and became the quarter’s top-selling model. Additionally, our new e-bicycle models, compliant with the latest National Standards, also received positive initial market feedback for their distinctive design and advanced technological features. Building on this momentum, we will continue to enrich our product portfolio, which includes standards-compliant e-bicycles and new e-motorcycles, to ensure our offerings align with evolving market demands and reinforce our strategic confidence as we enter the new year.

In international markets, our e-motorcycle segment continued its favorable trajectory, which we expect to further strengthen in 2026, fueled by ongoing portfolio enhancements and strategic regional penetration. Meanwhile, we are actively optimizing our micromobility strategy to navigate a challenging and fluid operating environment.

For the full year of 2025, the Company sold a total of 1,197,978 units. The number of units sold in the China market and international markets was 1,112,021 and 85,957, respectively.

Our sales volume count disclosed above is based on the delivery from our manufacturing facility, which may vary slightly from the sales volume measured from a financial accounting and reporting point of view. NIU’s sales volume represents only one measure of the company’s financial performance and should not be relied upon as an indicator of quarterly financial results, which depend on a variety of factors, including revenues from accessories, spare parts and services, cost of sales, operating expenses, etc.

About NIU

As the world’s leading provider of smart urban mobility solutions, NIU designs, manufactures and sells high-performance electric motorcycles, mopeds, bicycles, as well as kick-scooters and e-bikes. NIU has a diversified product portfolio that caters to the various demands of our users and addresses different urban travel scenarios. Currently, NIU offers two model lineups, comprising a number of different vehicle types. These include (i) the electric motorcycle, moped and bicycle series, including the NQi, MQi, UQi, FQi series and others, and (ii) the micro-mobility series, including the kick-scooter series KQi and the e-bike series BQi. NIU has adopted an omnichannel retail model, integrating the offline and online channels, to sell its products and provide services to users.

For more information, please visit www.niu.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as NIU’s strategic and operational plans, contain forward-looking statements. NIU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIU’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIU’s strategies; NIU’s future business development, financial condition and results of operations; NIU’s ability to maintain and enhance its “NIU” brand; its ability to innovate and successfully launch new products and services; its ability to maintain and expand its offline distribution network; its ability to satisfy the mandated safety standards relating to e-scooters; its ability to secure supply of components and raw materials used in e-scooters; its ability to manufacture, launch and sell smart e-scooters meeting customer expectations; its ability to grow collaboration with operation partners; its ability to control costs associated with its operations; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIU’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and NIU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

Niu Technologies

E-mail: ir@niu.com